EXHIBIT A
GABRIEL CAPITAL GROUP
--------------------------------------------------------------------------------
                                                                 450 Park Avenue
                                                       New York, New York  10022
                                                         TELEPHONE  212 838-7200
                                                         FACSIMILE  212 838-9603

                                                   May 17, 1996

Leonard G. Levine, President and Director
Banyan Mortgage Investment Fund
150 S. Wacker Drive, Suite 2900
Chicago, Illinois  60606

Dear Mr. Levine:

         I was disturbed to learn in our phone conversation yesterday evening that the Board of Directors of Banyan Mortgage Investment Fund ("Banyan") is apparently bent on pursuing the consummation of the Private Placement and Merger notwithstanding our May 15th letter and the Board's inexcusable failure to explore alternatives.1/

         My attorneys have already made clear to your attorneys that we are willing to enter into a reasonable confidentiality agreement, thereby obviating any concern that our conversations may constitute "free discovery" or otherwise prejudice Banyan in a future litigation. Indeed, litigation can be avoided only by an honest and forthright dialogue. We stand ready to better understand and resolve whatever legitimate concerns Banyan may have.

         We continue to believe that the transactions contemplated by the Merger Agreement severely compromise the interests of Banyan and its shareholders and are inconsistent with the fiduciary duties of Banyan's directors and officers (the "D&Os"). We have already indicated in our letter of May 15 that Gabriel Capital, L.P. and/or its designee(s) is willing to invest $3.5 million so as to permit Banyan to meet its immediate cash needs. We are highly confident, as your largest shareholder, that terms can be fashioned that are more favorable to Banyan than those set forth in the Merger Agreement. Should the Board fail to explore this possibility, shareholders will hold the directors personally accountable.

--------
         1/ Each capitalized term in this letter that is not otherwise defined has the meaning ascribed to such term in the Agreement and Plan of Merger, dated as of April 12, 1996, by and among RGI U.S. Holdings, Inc., RGI Holdings, Inc. and Banyan (the "Merger Agreement").


                                 Page 9 of 11 Pages

         We are ready, willing and able to devote substantial resources to Banyan in an expeditious manner. For whatever reason, the consummation of the Private Placement has been delayed. I suggest that we use the time productively for the benefit of Banyan and its shareholders. The D&Os have a duty to do no less.

         I look forward to hearing from you.


                                  Very truly yours,


                                  /s/ Jack N. Mayer
                                  -----------------
                                  Jack N. Mayer


                                 Page 10 of 11 Pages